DDC ENTERPRISE LIMITED

368 9th Ave., 6th Floor

New York, New York 10001

Via Edgar

August 5, 2025

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Registration Statement on Form F-3

Filed on July 22, 2025

File No. No. 333-288825

Re:	DDC Enterprise Ltd

Registration Statement on Form F-3

Filed July 22, 2025

File No. 333-288825

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 31, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-3 filed July 22, 2025

General

1.	We note that Anson Investments Master Fund L.P. and Anson East Master Fund L.P. are equity line investors under your Ordinary Share Purchase Agreement dated as of June 16, 2025. Please revise to indicate that both are underwriters. Refer to Securities Act Compliance and Disclosure Interpretations 139.13. Additionally, please expand your disclosure to include a more detailed description of the material terms of the agreement, including but not limited to, the purchase terms.

Response: We respectfully advise the Staff that we have revised the prospectus cover page and page 93 of the Amended F-3.

Please reach Ted Paraskevas, the Company’s outside counsel at +1 212-407-4971 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.